Exhibit 21.1

List of Subsidiaries

Moqizone Holdings Limited, a company incorporated in the Cayman Islands, 100% wholly owned.

MobiZone Holdings Limited, a company incorporated in Hong Kong 100% indirect wholly owned.

MoqiZone (Shanghai) Information Technology Limited (a wholly owned foreign enterprise incorporated in Shanghai, China) 100% indirect wholly owned.

Shenzhen Alar Technology Company Limited (a VIE domestic company incorporated in Shenzhen, China) indirect controlled by VIE structure.